SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 22, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on June 21, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0621/LTN20120621159.pdf with respect to a resolution of the Board of Directors of the Company, which was published on the Shanghai Stock Exchange.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: June 22, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China 21 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-019

ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolutions by means of written resolution on 21 June 2012: It is proposed to submit to shareholder at the general meeting to authorise the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

The relevant debt financing instruments include but not limited to corporate bonds, ultra-short-term financing bills, short-term financing bills and mid-term notes.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law of the People's Republic of China (the “Company Law”), and the Articles of Association of the Company (the “Articles of Association”). The resolution should be submitted to the general meeting for considering and approving according the Articles and Association.

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of debt financing instruments in one or multiple tranches. The relevant debt financing instruments include but not limited to corporate bonds, ultra-short-term financing bills, short-term financing bills, mid-term notes. In order to seize the beneficial opportunity in the market and improve the flexibility and efficiency of the financing, it is proposed that the Board is authorized to issue, in one or multiple tranche(s), debt financing instruments within the permissible size under the applicable laws and regulations (the “Proposed Issuance”). The details are as follows:

I. Issuance Plan

The relevant debt financing instruments include but not limited to corporate bonds, ultra-short-term financing bills, short-term financing bills, mid-term notes.

II. Particulars of Proposed Issuance

(i) Issuer: the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according the needs of issuance.

(ii)  Issue size: the total balance of the debt financing instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according the capital needs and the market situations according to debt financing instruments.

(iii) Term and type: not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations.

(iv) Use of proceeds: the proceeds to be raised from the issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs.

(v) Term of validity of the resolution: from the date of the passing of the resolution at the general meeting to the date of the annual general meeting of the Company for the year ended 31 December 2012

If the Board and/or its authorised person have resolved to issue the debt financing instruments within the term of the mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the validity period of such approval, permission or registration.

III. Authorisation to the Board

It is proposed to the shareholders at the general meeting to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i) to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principle amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii) to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the issuance on behalf of the Company, execute all necessary documents, and handle any other matters relating to the issuance, repayment arrangement and trading in relation to the Proposed Issuance);

(iii) to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company;

(iv) to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the relevant regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company;

(v) to determine and handle all relevant matters relating to the listing of the debt financing instruments upon the completion of the Proposed Issuance; and

(vi) to approve, execute and dispatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the shares are listed.

The Board of

China Southern Airlines Company Limited

21 June 2012